

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2020

Jorge Marcos
Chief Executive Officer
Americas Technology Acquisition Corp.
16400 Dallas Pkwy #305
Dallas, Texas 75248

  Re: Americas Technology Acquisition Corp.
   Draft Registration Statement on Form S-1
   Submitted October 16, 2020
   CIK No. 0001825254

Dear Mr. Marcos:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted October 16, 2020

Signatures, page II-6

1. Please add the signature of your authorized representative in the United States.

You may contact Charles Eastman, Staff Accountant, at 202-551-3794 or Jean Yu, Assistant Chief Accountant, at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Erin Purnell, Senior Attorney, at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Douglas S. Ellenoff, Esq.